UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of August 2024

Commission File No.: 001-40359

Uranium Royalty Corp.

(Translation of registrant’s name into English)

Suite 1830, 1188 West Georgia Street

Vancouver, British Columbia, V6E 4A2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☐ Form 40-F ☒

 INCORPORATION BY REFERENCE

Exhibits 99.2 through 99.5 contained in this Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10, as amended (Registration No. 333-272534) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uranium Royalty Corp.

Date: August 29, 2024	By:	/s/ Josephine Man
	Name:	Josephine Man
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 29, 2024
99.2	Material Change Report dated August 29, 2024
99.3	Equity Distribution Agreement dated August 29, 2024
99.4	Consent of Sangra Moller LLP
99.5	Consent of Gowling WLG (Canada) LLP